# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JIADE Ltd, CIK 0001976908
CUSIP: G7396L103
Title of class of securities: Ordinary shares, par value $0.01 per share
Address of issuer's principal executive offices: Unit 2-02, Puningdun Business Plaza, NO.1702&1706 MINJIANG RD, JINJIAN DIST., Chengdu City, Sichuan Province, China (F4), 610000
Date of event which requires filing of this statement: 06/10/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044237

## Reporting persons
- WISMASS INTERNATIONAL HOLDINGS LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ka Fai Koly Chan: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13G jointly filed with the SEC by Wismass International Holdings Limited and Ka Fai Koly Chan (each a "Reporting Person" or collectively, the "Reporting Persons") on November 14, 2024 (the "Schedule 13G"). This Amendment No. 1 amends and supplements the Schedule 13G as specifically set forth herein. The Reporting Persons are filing this Amendment No. 1 to report certain changes in their beneficial ownership of ordinary shares of the issuer as a result of the sale of an aggregate of 1,835,471 ordinary shares.
  
  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13G. Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable. Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect.

## Item 1. Issuer
Name of issuer: JIADE Ltd
Address of issuer's principal executive offices: Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Signatures
- WISMASS INTERNATIONAL HOLDINGS LIMITED: /s/ Ka Fai Koly Chan, Ka Fai Koly Chan (07/11/2025)
- Ka Fai Koly Chan: /s/ Ka Fai Koly Chan, Ka Fai Koly Chan, Director (07/11/2025)